Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-202255 on Form S-3 of our report dated February 21, 2013 (February 24, 2014, as to the effect of the prior period correction discussed in Note 2), relating to the consolidated statement of operations, stockholders’ equity, and cash flows and the financial statement schedule of Guidance Software, Inc. and subsidiaries for the year ended December 31, 2012, appearing in the Annual Report on Form 10-K of Guidance Software, Inc. and subsidiaries for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
September 30, 2015